[redacted]

11022113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
JUN 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 47198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/10** (MM/DD/YY) AND ENDING **03/31/11** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **MACQUARIE CAPITAL (USA) INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 W. 55th Street
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Papatsos **212-231-1570**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Papatsos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital (USA) Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any party, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Halcyone Williams
Notary Public State of New York
No.01WI6161626
Qualified in Richmond County
Commission Expires 2/26/2015

Signature

CFO
Title

Halcyone Williams
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED MARCH 31, 2011

* * * * * * *

pwc

MACQUARIE CAPITAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED MARCH 31, 2011

* * * * * * *

MACQUARIE CAPITAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. (the "Company") at March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 31, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MACQUARIE CAPITAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS	
Cash and cash equivalents	$ 351,015,120
Cash segregated under federal regulations	10,000,000
Receivable from brokers, dealers and clearing organizations	32,431,094
Receivable from customers	56,340,957
Securities owned, at fair value (cost of $1,432,515)	1,320,112
Securities borrowed	1,294,395,698
Securities received as collateral	449,827
Fees receivable (net of allowance for doubtful accounts of $225,002)	15,789,630
Receivable from affiliates	93,967,292
Goodwill	79,470,800
Intangible assets	6,676,441
Dividends and interest receivable	11,336,727
Other assets	6,517,212
Total Assets	$1,959,710,910
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 32,041,180
Payable to customers	45,919,617
Securities loaned	1,290,628,459
Obligation to return securities received as collateral	449,827
Payable to parent and affiliates	227,624,429
Dividends and interest payable	11,303,816
Accrued expenses and other liabilities	23,598,900
Securities sold, not yet purchased	9,268
Total Liabilities	1,631,575,496
Commitments and contingencies (Note 12)	
Stockholder's Equity	
Common Stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issues and outstanding	1,564
Additional paid-in capital	477,140,616
Accumulated deficit	(149,006,766)
Total Stockholder's Equity	328,135,414
Total Liabilities & Stockholder's Equity	$1,959,710,910

See accompanying notes to Statement of Financial Condition

1. ORGANIZATION

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation that is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian, Asian and U.S. equity and fixed income securities, global depository receipts, emerging market bonds and credit related trading. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. Through the credit trading business the Company takes proprietary positions through market making in trading of and investing in corporate bonds, syndicated bank loans, and asset backed securities . The Company also has a securities borrowing and lending business focused primarily with and on behalf of Macquarie Bank Limited ("MBL") and to a lesser extent with external counterparties. The Company provides arranging and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. Substantially all the Company's cash and cash equivalents were held at two major U.S. commercial banks.

Securities Borrowing and Lending – The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Income Taxes – The Company is included in the consolidated federal and where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred

assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets are presented in the statement of financial condition.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction.

Share Based Compensation – The Company participates in the share-based compensation plan of MGL. The Company recognizes an expense and equity reserve for its shares granted to employees. The shares are measured at the grant dates based on their fair value. The cost will be recognized over the vesting period on a straight line basis. Under the MGL plan, the awards are issued by the Parent with the costs pushed down to the Company.

Business Combinations –Upon initially obtaining control of an entity, the Company recognizes 100% of the fair value of the acquired assets, including goodwill and assumed liabilities, with only limited exceptions even if the acquirer has not acquired 100% of its target. Contingent consideration arrangements are accounted for at fair value at the acquisition date and included on that basis in the purchase price consideration. The Company follows guidance for accounting for assets acquired and liabilities assumed in business combinations that arise from contingencies. If the acquisition date fair value of an asset acquired or a liability assumed that arises from a contingency cannot be determined, the asset or liability would be recognized in accordance with GAAP for contingencies. If the fair value is not determinable and the criteria established by GAAP are not met, no asset or liability would be recognized.

The Company's policy for post-acquisition restructuring within a group of related entities is to record the transfer of assets at fair value with value allocated to both tangible and intangible assets. The contingent consideration transferred in exchange for the acquired is recorded with affiliates and is not pushed down to the Company. The accounting treatment for such contingent consideration recorded in affiliates is to increase either equity or liabilities and to increase goodwill at the acquisition date.

Goodwill and Other Intangible Assets – Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment, at least annually, or more frequently if events and circumstances indicate that the intangible asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Intangible assets with estimable useful lives are to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Intangible assets resulting from the Tristone and FPK acquisitions are amortized over a period of five years for Customer Relationships, sixteen months for Open Advisory Engagements and a period of eleven years for Trade Name.

Long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the assets to estimated undiscounted future cash flows expected to be generated by the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the estimated fair value, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Fair Value Measurements – The Company is required to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of March 31, 2011, the Company did not hold cash instruments or derivative financial instruments that trade infrequently and therefore have little or no price transparency, and that should be classified within levels 2 or 3 of the fair value hierarchy.

The following table summarizes securities owned, at fair value, within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total
Assets at Fair Value at March 31, 2011				
Securities owned, at fair value				
Equities	$ 383,090	-	-	$ 383,090
Corporate Debt	937,022	-	-	937,022
Total, Securities owned, at fair value	$ 1,320,112	-	-	$ 1,320,112
Securities received as collateral	$ 449,827	-	-	$ 449,827
Liabilities at Fair Value at March 31, 2011				
Securities sold, not yet purchased				
Equities	$ 9,268	-	-	$ 9,268
Obligation to return securities received as collateral	$ 449,827	-	-	$ 449,827

Recently adopted accounting guidance

In January 2010, the FASB issued **ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)** — Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 provides additional disclosure requirements related to fair value measurements including details of

significant transfers in and out of Level 1 and Level 2 measurements and the reasons for the transfers. It also requires a gross presentation of activity within the Level 3 roll-forward which would present separately information about purchases, sales, issuances and settlements. ASU 2010-06 is effective for financial statements issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. The Company adopted these amended accounting principles on April 1, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, this adoption did not affect the Company's statement of financial condition.

In July 2010, the FASB issued ASU No. **2010-20, "New Disclosure Requirements for Finance Receivables and Allowance for Credit Losses"** ("ASU 2010-20"), in order to address concerns about the sufficiency, transparency, and robustness of credit disclosures for finance receivables and the related allowance for credit losses. ASU 2010-20 expands disclosure requirements regarding allowance, charge-off and impairment policies, information about management's credit assessment process, additional quantitative information on impaired loans and rollforward schedules of the allowance for credit losses and other disaggregated information. Although, new disclosure requirements are not effective before annual periods ending after December 15, 2011, the effect of this disclosure is being evaluated by the Company.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2011, consist of the following:

	Receivable	Payable
Securities failed to deliver / receive	$ 21,698,911	$ 32,041,180
Receivable from clearing organizations	10,732,183	-
	$ 32,431,094	$ 32,041,180

5. RECEIVABLE AND PAYABLE TO CUSTOMERS

The Company's affiliates affect transactions in securities with or for U.S. investors through the Company. To allow these affiliates exemption from the Securities Exchange Act of 1934 (the "Act"), the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables and payables to customers for transactions past settlement date that were introduced to these affiliates.

6. SECURITIES OWNED

Securities owned consist of U.S. and foreign equities and debt securities totaling $1,320,112. Securities sold but not yet purchased consist of U.S. equities totaling $9,268.

7. GOODWILL AND OTHER INTANGIBLES

As a result of the acquisitions of Tristone and FPK, the Company acquired goodwill and other identifiable intangibles. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is not amortized, but is subject to

evaluation for impairment at least annually. Other intangibles are considered to have finite lives and are amortized over their estimated useful lives and may also be subject to impairment. The useful life of Customer Relationships is five years, Open Advisory Engagements is sixteen months and Trade Name is eleven years. Goodwill and intangible assets were not considered impaired as of March 31, 2011.

The following table sets forth the gross carrying amount, accumulated amortization and net carrying of the firm's goodwill and identifiable intangible assets related to the acquisitions:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	$ 79,470,800	$ -	$ 79,470,800
Customer Relationship	12,721,228	6,956,176	5,765,052
Trade Name	1,037,098	125,709	911,389
Net carrying amount	$ 93,229,126	$ 7,081,885	$ 86,147,241

8. BONUS RETENTION

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For non-Executive Directors of the Company the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested among others in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

9. EMPLOYEE BENEFIT PLANS

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to specific limits. Beginning January 1, 2011, the Company will match 50% of the first 6% of the employee's pre-tax contributions with no maximum. A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

10. EMPLOYEE SHARE COMPENSATION

Macquarie Group Employee Retained Equity Plan

In December 2009 MGL shareholders approved the implementation of the Macquarie Group Employee Retained Equity Plan (MEREP) in conjunction with new remuneration arrangements. These new arrangements included a decrease in the portion of the staff profit share paid in cash and an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration and cessation of new option grants under the Macquarie Group Employee Share Option Plan. Participation in the MEREP is currently provided to Associate Directors and above.

The MEREP has been established with a flexible plan structure that offers different types of equity grants. In most cases the equity grants are in the form of units comprising a beneficial interest in Macquarie shares held in trust for the staff member; the Restricted Share Unit or "RSU". The participant in the RSU is entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. RSU's are

the primary form of award under the MEREP. The Deferred Share Unit ("DSU") is a right to receive either a share held in the Trust or newly issued share for no cash payment, subject to vesting and forfeiture provisions. The DSU participant has no right or interest in any share until the DSU is exercised. Performance Share Units ("PSU") are structured like DSU's or RSU's with performance hurdles that must be met before the underlying share or cash equivalent will be delivered. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff and for awards to staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP Trustee at the closing price of MQG shares on the day before the awards are issued.

For Retained Profit Share Awards representing 2010 retention, , the conversion price was to be the volume weighted average price from May 10, 2010 up to and including the date of the allocation which was taken to be June 30, 2010.That price was calculated to be AUD $43.48 (USD $45.05). Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD $42.59 (USD $44.16). Vesting for Retained DPS Awards is five years, Transitional Awards is seven years and Retained Profit Share Awards vest after three years.

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at the beginning of the year	1,005,701
Vested shares during the year	(115,926)
Shares granted during the financial year	1,130,025
Shares forfeited during the financial year	(203,166)
Non-vested shares from transfers	1,531
Non-vested shares at the end of the financial year	1,818,165

Macquarie Group Employee Share Option Plan

Prior to the Group Restructure, MBL operated an Employee Option Plan whereby options over MBL shares were granted to employees. This plan ceased on Restructure date and options on MBL shares were exchanged for options on MGL shares. MGL has suspended new offers in the Macquarie Group Employee Share Option Plan ("MGESOP") under the new remuneration arrangements which were the subject of shareholder approvals obtained at a General Meeting of MGL in December 2009. The last Grant of Options under the MGESOP was on December 8, 2009.

At March 31, 2011 there were no employees of the Company who were participants in the MGESOP. The options were measured at their grant dates based on their fair value and the number expected to vest. This amount is recognized as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution. For the year ended March 31, 2011, a compensation credit to the MGESOP totaled $44,338, which relates to terminated options under the MBL plan.

11. RELATED PARTY TRANSACTIONS

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2011 are comprised of the following:

Securities failed to deliver	$ 21,698,911
Securities borrowed	$ 240,222,630
Intercompany receivable	$ 93,967,292
Interest receivable	$ 207,580

Liabilities and payables to Parent and affiliated companies as of March 31, 2011 are comprised of the following:

Securities failed to receive	$ 32,041,180
Securities loaned	$ 1,264,364,769
Intercompany payable	$ 227,624,429
Interest payable	$ 29,202

12. COMMITMENTS AND CONTINGENCIES

The Company clears all of its U.S. securities transactions through Penson Financial Services, Inc., Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through a Hong Kong affiliate, Macquarie Securities Limited. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2011, the Company did not record a liability with regard to this right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company has entered into a securities loan agreement with various third parties. Under the agreement, any of the parties may enter into transactions to lend securities to the other party against a transfer of collateral. Collateral can consist of cash, letters of credit, property, US treasury bills and notes and accounts in which property / securities / cash is deposited.

The parties have entered into a separate agreement with Macquarie Financial Holdings Limited (MFHL) under which MFHL guarantees all monetary obligations of the Company under the Company's securities loan agreement with both counterparties. Accordingly, MFHL guarantees the payment of security interests, collateral and any other balance due and not paid under the Company's agreement with the parties. MFHL is required to pay the guaranteed amounts to the counterparties within 5 business days of a written demand from the parties. The guaranty fee is calculated at 0.4% per annum on average under-collateralization. Under-collateralization is reviewed on a monthly basis and any guarantee fee is payable on a quarterly basis.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the statement of financial condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker/dealers. At March 31, 2011, the Company has established an allowance for doubtful accounts of $225,002 with regard to these receivables

13. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At March 31, 2011, the Company had net capital of $115,916,174 which was $114,419,966 in excess of the requirement of $1,496,208.

14 INCOME TAXES

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of a combined group for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent of the consolidated group. All current balances are settled currently with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. Currently, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2006 to March 31, 2008, New York State is examining the combined group for tax years ended March 31, 2004 to March 31, 2007, and New York City is examining the combined group for tax years ended March 31, 2001 to March 31, 2004. All other subsequent tax years through March 31, 2010 remain open under the statute of limitations.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Aggregate temporary differences of $36,167,593 result in a net deferred tax asset of $16,470,368.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the federal tax consolidation rules. It outlines the allocation amongst the members of consolidated federal tax liabilities (where there is consolidated taxable income for an income year), or federal net operating losses (where there is a consolidated net operating loss for an income year).

Valuation Allowance

The Company has provided for a full valuation allowance against the deferred tax asset as management has determined that it is more likely than not that all deferred tax assets will not be realized. Given the probability of the Parent's ability to utilize net operating losses, the allocation set forth in the tax sharing agreement and the ability of other members of the U.S. consolidated group to make use of the Company's deferred tax asset created by the net operating losses (as set forth in the Internal Revenue Code and applicable regulations), the Company's allocation of the deferred tax asset should not be recognized on its stand-alone financial statements for the year ended March 31, 2011.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2008, the Company adopted the provisions for uncertain tax positions, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2011.

There are no significant changes to the uncertain tax positions for the year ended March 31, 2011. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 31, 2011, the date of issuance of these financial statements. The Company did not have any significant subsequent events to report.

* * * * * *